Pricing Term Sheet April 28, 2020	Filed Pursuant to Rule 433 Registration No. 333-222963 Dated April 28, 2020

Southwest Airlines Co.

Concurrent Offerings of

70,000,000 shares of Common Stock, par value $1.00 per share

(the “Common Stock Offering”)

and

$2,000,000,000 aggregate principal amount of 1.250% Convertible Senior Notes due 2025

(the “Convertible Notes Offering”)

The information in this pricing term sheet relates to the Common Stock Offering and the Convertible Notes Offering (together, the “Offerings”) and should be read together with (i) the preliminary prospectus supplement, dated April 28, 2020, relating to the Common Stock Offering (the “Common Stock Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, (ii) the preliminary prospectus supplement, dated April 28, 2020, relating to the Convertible Notes Offering (the “Convertible Notes Preliminary Prospectus Supplement” and, together with the Common Stock Preliminary Prospectus Supplement, the “Preliminary Prospectus Supplements”), including the documents incorporated by reference therein, and (iii) the accompanying prospectus, dated February 9, 2018, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended. References to “the Issuer,” “we,” “our” and “us” refer to Southwest Airlines Co. and not to its consolidated subsidiaries. The information in this communication supersedes the information in the Common Stock Preliminary Prospectus Supplement and the Convertible Notes Preliminary Prospectus Supplement, as the case may be, and the accompanying prospectus, each to the extent inconsistent with the information therein. All references to dollar amounts are references to U.S. dollars.

Issuer:	Southwest Airlines Co., a Texas corporation.

Ticker / Exchange for Common Stock:	LUV / The New York Stock Exchange (“NYSE”).

Pricing Date:	April 28, 2020.

Trade Date:	April 29, 2020.

Settlement Date:	May 1, 2020 (T+2).

NYSE Last Reported Sale Price on April 28, 2020:	$29.69 per share of our common stock, par value $1.00 per share (the “Common Stock”).

Total Transaction Size (Gross Proceeds from the Offerings Before Discounts and Expenses):

Common Stock Offering: $1,995,000,000 in gross proceeds, or $2,294,250,000 if the underwriters in the Common Stock Offering exercise their option to purchase additional shares of Common Stock in full.

Convertible Notes Offering: $2,000,000,000 in gross proceeds, or $2,300,000,000 if the underwriters in the Convertible Notes Offering exercise their over-allotment option to purchase additional Notes (as defined below) in full.

Neither the Common Stock Offering nor the Convertible Notes Offering is conditioned upon the completion of the other offering or vice versa.

Use of Proceeds:	We estimate that the net proceeds to us from the Offerings will be $3,880,000,000, or $4,462,772,500 if the option to purchase additional shares of Common Stock and the over-allotment option to purchase additional Notes are exercised in full, including approximately $1,934,500,000, or approximately $2,224,772,500 if the underwriters in the Common Stock Offering exercise their option to purchase additional shares of Common Stock in full, from the Common Stock Offering and approximately $1,945,500,000, or approximately $2,238,000,000 if the underwriters in the Convertible Notes Offering exercise their over-allotment option to purchase additional Notes in full, from the Convertible Notes Offering, in each case after deducting the underwriting discounts and estimated offering expenses payable by us related to such Offering.

We intend to use the net proceeds from the Offerings for general corporate purposes.

Common Stock Offering

Shares of Common Stock Offered:	70,000,000 shares (80,500,000 shares if the underwriters elect to exercise their option to purchase additional shares in full).

Common Stock To be Outstanding Immediately after the Common Stock Offering:	578,885,530 shares (589,385,530 shares if the underwriters in the Common Stock Offering elect to exercise their option to purchase additional shares in full).

Public Offering Price, Underwriting Discount and Proceeds:	The following table shows the public offering price, the underwriting discount and the proceeds to us before expenses with respect to the Common Stock Offering.

	Per Share	Total
Public Offering Price	$28.500	$1,995,000,000
Underwriting Discount(i)	$0.855	$59,850,000
Proceeds to Southwest Airlines Co. (before expenses)(i)	$27.645	$1,935,150,000
(i) See “Underwriting” in the Common Stock Preliminary Prospectus Supplement for a description of the compensation payable to the underwriters in the Common Stock Offering.

We estimate that our total expenses for the Common Stock Offering, other than the underwriting discount set forth in the table above, will be approximately $650,000.

Joint Book-Running Managers:	Morgan Stanley & Co. LLC BofA Securities, Inc. J.P. Morgan Securities LLC BNP Paribas Securities Corp. Citigroup Global Markets Inc.

Senior Co-Managers:	Goldman Sachs & Co. LLC Wells Fargo Securities, LLC

Co-Managers:	Academy Securities, Inc. Bancroft Capital, LLC Comerica Securities, Inc. Evercore Group L.L.C. Loop Capital Markets LLC Raymond James & Associates, Inc. Siebert Williams Shank & Co. LLC

Convertible Notes Offering

Securities Offered:	1.250% Convertible Senior Notes due 2025 (the “Notes”).

Aggregate Principal Amount Offered:	$2,000,000,000 aggregate principal amount of Notes (or $2,300,000,000 aggregate principal amount if the underwriters elect to exercise their over-allotment option to purchase additional Notes in full).

Maturity Date:	May 1, 2025, unless earlier repurchased or converted.

Interest Rate:	1.250% per annum, accruing from the Settlement Date.

Interest Payment Dates:	May 1 and November 1 of each year, beginning on November 1, 2020.

Public Offering Price:	100% of the principal amount of the Notes, plus accrued interest, if any, from the Settlement Date.

Conversion Premium:	35% above the public offering price of the Common Stock in the Common Stock Offering.

Initial Conversion Price:	Approximately $38.48 per share of Common Stock.

Initial Conversion Rate:	25.9909 shares of Common Stock per $1,000 principal amount of Notes.

Public Offering Price, Underwriting Discount and Proceeds:	The following table shows the public offering price, the underwriting discount and the proceeds to us before expenses with respect to the Convertible Notes Offering.

	Per Note	Total
Public Offering Price(i)	$1,000	$2,000,000,000
Underwriting Discount(ii)	$25	$50,000,000
Proceeds to Southwest Airlines Co. (before expenses)(i)	$975	$1,950,000,000

(i) Plus accrued interest, if any, from the Settlement Date.

(ii)  See “Underwriting” in the Convertible Notes Preliminary Prospectus Supplement for a description of the compensation payable to the underwriters in the Convertible Notes Offering.

We estimate that our total expenses for the Convertible Notes Offering, other than the underwriting discount set forth in the table above, will be approximately $4,500,000.

Increase in Conversion Rate Upon Conversion Upon a Make-Whole Fundamental Change:	The following table sets forth the number of additional shares by which the conversion rate will be increased per $1,000 principal amount of Notes for conversions in connection with a “make-whole fundamental change” (as defined in the Convertible Notes Preliminary Prospectus Supplement) for each stock price and effective date set forth below:

	Stock Price
Effective Date	$28.50	$34.00	$38.48	$45.00	$55.00	$70.00	$85.00	$100.00	$120.00	$160.00
May 1, 2020	9.0968	6.4359	4.9704	3.5136	2.1705	1.1361	0.6244	0.3465	0.1479	0.0000
May 1, 2021	9.0968	6.3350	4.7830	3.2731	1.9280	0.9444	0.4876	0.2541	0.0983	0.0000
May 1, 2022	9.0968	6.1000	4.4561	2.9051	1.5918	0.7047	0.3302	0.1548	0.0486	0.0000
May 1, 2023	9.0968	5.6765	3.9246	2.3542	1.1380	0.4254	0.1705	0.0662	0.0116	0.0000
May 1, 2024	9.0968	4.9132	3.0049	1.4827	0.5395	0.1460	0.0452	0.0113	0.0000	0.0000
May 1, 2025	9.0968	3.4209	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•  If the stock price is between two stock prices in the table above or the effective date is between two effective dates in the table above, the number of additional shares by which the conversion rate will be increased will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year or 366-day year, as applicable.

•  If the stock price is greater than $160.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described in the Convertible Notes Preliminary Prospectus Supplement), no additional shares will be added to the conversion rate.

•  If the stock price is less than $28.50 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described in the Convertible Notes Preliminary Prospectus Supplement), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate per $1,000 principal amount of Notes exceed 35.0877 shares of Common Stock, subject to adjustment in the same manner as the conversion rate as set forth under “Description of Notes—Conversion Rights—Conversion Rate Adjustments” in the Convertible Notes Preliminary Prospectus Supplement.

CUSIP:	844741 BG2

ISIN:	US844741BG22

Expected Ratings (Moody’s/S&P/Fitch):*	Baa1/BBB/BBB+

Joint Book-Running Managers:	J.P. Morgan Securities LLC BofA Securities, Inc. Morgan Stanley & Co. LLC BNP Paribas Securities Corp. Citigroup Global Markets Inc.

Senior Co-Managers:	Goldman Sachs & Co. LLC Wells Fargo Securities, LLC

Co-Managers:

Academy Securities, Inc.

Bancroft Capital, LLC

Comerica Securities, Inc.

Evercore Group L.L.C.

Loop Capital Markets LLC

Raymond James & Associates, Inc.

Siebert Williams Shank & Co. LLC

Standard Chartered Bank

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

We have filed a registration statement (including the Preliminary Prospectus Supplements, each dated April 28, 2020, and an accompanying prospectus, dated February 9, 2018) with the Securities and Exchange Commission (the “SEC”) for the Offerings to which this communication relates. Before you invest, you should read the Common Stock Preliminary Prospectus Supplement and the Convertible Notes Preliminary Prospectus Supplement, as applicable, and the accompanying prospectus in that registration statement and other documents we have filed with the SEC that are incorporated by reference into the Common Stock Preliminary Prospectus Supplement and the Convertible Notes Preliminary Prospectus Supplement, as applicable, for more complete information about us, the Common Stock Offering and the Convertible Notes Offering, as applicable. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained by contacting Morgan Stanley & Co. LLC, toll free at 1-866-718-1649; J.P. Morgan Securities LLC, collect at 1-212-834-4533; or BofA Securities at 1-800-294-1322 or emailing dg.prospectus_requests@bofa.com.

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